     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 23, 1999


                                                      REGISTRATION NO. 333-71645
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------


                               AMENDMENT NO. 2 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


                           --------------------------

                                  YAHOO! INC.
             (Exact Name of Registrant as specified in its charter)

                     CALIFORNIA                                            77-0398689
              (State of incorporation)                        (I.R.S. Employer Identification No.)

                           --------------------------

                            3420 CENTRAL EXPRESSWAY
                         SANTA CLARA, CALIFORNIA 95051
                                 (408) 731-3300
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                           --------------------------

                                GARY VALENZUELA
 SENIOR VICE PRESIDENT, FINANCE AND ADMINISTRATION, AND CHIEF FINANCIAL OFFICER
                            3420 CENTRAL EXPRESSWAY
                         SANTA CLARA, CALIFORNIA 95051
                                 (408) 731-3300
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                           --------------------------

                                   COPIES TO:
                                JOSHUA L. GREEN
                                KEITH A. MILLER
                                KEVIN G. MONTLER
                               Venture Law Group
                           A Professional Corporation
                              2800 Sand Hill Road
                          Menlo Park, California 94025
                                 (650) 854-4488

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement until January 15, 2000 or until such earlier time that all of the shares registered hereunder have been sold.

    If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION, DATED MARCH 23, 1999


PROSPECTUS

                                     [LOGO]

                         124,856 SHARES OF COMMON STOCK

    THE SHARES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE "RISK FACTORS" COMMENCING ON PAGE 4 IN DETERMINING WHETHER TO PURCHASE THE COMMON STOCK.

                            ------------------------


    The selling shareholders identified on page 24 of this prospectus are offering these shares of common stock. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution" on page
21. We will not receive any portion of the proceeds from the sale of these shares.


    Yahoo! Inc.'s common stock is quoted on the Nasdaq National Market under the symbol "YHOO."


    On March 22, 1999, the last sale price of the common stock on the Nasdaq National Market was $165.00 per share.


                                                                       UNDERWRITING
                                                                       DISCOUNTS AND           PROCEEDS TO
                                               PRICE TO PUBLIC          COMMISSIONS       SELLING SHAREHOLDERS
Per Share.................................
Total.....................................     See Text Above         See Text Above         See Text Above

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 The date of this prospectus is March   , 1999

                               TABLE OF CONTENTS


                                                                                                                PAGE
                                                                                                                -----
THE COMPANY................................................................................................           3

RECENT DEVELOPMENTS........................................................................................           3

RISK FACTORS...............................................................................................           4

USE OF PROCEEDS............................................................................................          23

ISSUANCE OF COMMON STOCK TO SELLING SHAREHOLDERS...........................................................          23

PLAN OF DISTRIBUTION.......................................................................................          23

SELLING SHAREHOLDERS.......................................................................................          25

LEGAL MATTERS..............................................................................................          26

EXPERTS....................................................................................................          26

WHERE YOU CAN FIND MORE INFORMATION........................................................................          26

    We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover.

                                  THE COMPANY

    Yahoo! Inc. is a global Internet media company that offers a branded network of comprehensive information, communication and shopping services to millions of users daily. As the first online navigational guide to the Web, www.yahoo.com is a leading guide in terms of traffic, advertising, household and business user reach, and is one of the most recognized brands associated with the Internet.

    Under the Yahoo! brand, we provide broadcast media, personal communications and direct servcies. In December 1998, Internet users viewed an average of 167 million Web pages per day in Yahoo!-branded properties.

    We make our properties available without charge to users and generate revenue primarily through the sale of advertising. Advertising on Yahoo! properties is sold through our internal advertising sales force. During the fourth quarter of 1998, approximately 2,225 advertisers purchased advertising on Yahoo! properties.

    Yahoo! was incorporated on March 5, 1995 under the laws of California. Our principal executive offices are located at 3420 Central Expressway, Santa Clara, California 95051 and our telephone number is (408) 731-3300. As used in this prospectus, "we," "us," "our" and "Yahoo!" refer to Yahoo! Inc., a California corporation, and its wholly owned subsidiaries.

                              RECENT DEVELOPMENTS

    On January 28, 1999, we announced the signing of a definitive agreement to acquire GeoCities, a publicly traded Internet company. Under the terms of the acquisition, which will be accounted for as a pooling of interests, we will exchange approximately 21,254,000 shares of Yahoo! common stock for approximately 31,403,000 shares of GeoCities common stock. Additionally, we will convert approximately 8,894,000 GeoCities stock options into approximately 6,019,000 Yahoo! stock options. The acquisition is expected to be completed in the second quarter of 1999 and is subject to certain conditions, regulatory approval, and approval by GeoCities shareholders. We expect to record a one-time charge in the second quarter of 1999 relating to expenses incurred with the transaction.

    GeoCities operating results for the years ended December 31, 1998, 1997, and 1996 included revenues of approximately $18.4 million, $4.6 million, and $0.3 million, respectively, and net losses of approximately $19.8 million, $8.9 million, and $3.0 million, respectively.


    The number of shares of common stock registered for sale by this prospectus reflect the two-for-one stock split effected on February 5, 1999.

                                  RISK FACTORS

RISKS RELATED TO YAHOO!

WE HAVE A LIMITED OPERATING HISTORY AND MAY NOT BE ABLE TO IMPLEMENT OUR GROWTH STRATEGY.

    Yahoo! was incorporated in March 1995 and did not begin generating advertising revenues until August 1995. Therefore, we have a limited operating history. Our prospects are subject to the risks, expenses and uncertainties frequently encountered by young companies that operate exclusively in the new and rapidly evolving markets for Internet products and services. Successfully achieving our growth plan depends on:

    - our ability to continue to develop and extend the Yahoo! brand;

    - our ability to develop new media properties;

    - our ability to maintain and increase the levels of traffic on Yahoo! properties;

    - our development or acquisition of services or products equal or superior to those of our competitors;

    - our ability to effectively generate revenues through sponsored services and placements in Yahoo! properties;

    - our ability to effectively integrate the technology and operations of businesses or technologies we have acquired;

    - our ability to successfully develop and offer personalized Web-based services, such as e-mail services, to consumers without errors or interruptions in service;

    - our ability to continue to identify, attract, retain and motivate qualified personnel;

    - the adoption by the market of the Web as an advertising medium;

    - the successful sale of Web-based advertising by our internal sales force; and

    - relative price stability for Web-based advertising, despite competition and other factors that could reduce market prices for advertising.

    We may not be successful in implementing our growth plan.

WE ANTICIPATE INCREASED OPERATING EXPENSES AND MAY EXPERIENCE LOSSES.

    As of December 31, 1998, we had an accumulated deficit of $8,442,000. Because of our limited operating history and the uncertain nature of the rapidly-changing markets we serve, we believe the prediction of future results of operations is difficult or impossible. In addition, we believe that period-to-period comparisons of our operating results are not meaningful. You should not rely on the results for any period as an indication of future performance. In particular, although we experienced strong revenue growth during 1998, we do not believe that this level of revenue growth will be sustained in future periods. We currently expect that our operating expenses will continue to increase significantly as we expand our sales and marketing operations, continue to develop and extend the Yahoo! brand, fund greater levels of product development, develop and commercialize additional media properties, and acquire complementary businesses and technologies. As a result, we may experience significant losses on a quarterly and annual basis.

OUR QUARTERLY OPERATING RESULTS WILL FLUCTUATE BECAUSE WE RELY ON SHORT-TERM ADVERTISING CONTRACTS.

    We derive the majority of our revenues from the sale of advertisements under short-term contracts, which are difficult to forecast accurately. Our expense levels are based in part on our expectations concerning future revenue and, to a large extent, are fixed. We may be unable to adjust spending quickly enough to compensate for any unexpected revenue shortfall. Accordingly, the cancellation or deferral of advertising or sponsorship contracts could have a material adverse effect on our financial results. As noted above, we expect our operating expenses to increase significantly over the near term. To the extent our expenses increase but our revenues do not, our business, operating results, and financial condition will be materially and adversely affected. If our operating results fall below the expectations of analysts, the trading price of our common stock may be adversely affected.

    Our operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. These factors include:

    - the level of usage of the Internet;

    - demand for Internet advertising;

    - the addition or loss of advertisers;

    - the level of user traffic on Yahoo! online media properties;

    - the advertising budgeting cycles of individual advertisers;

    - the mix of types of advertising we sell (targeted advertising generally has higher rates);

    - the amount and timing of capital expenditures and other costs relating to the expansion of our operations;

    - the introduction of new products or services by us or our competitors;

    - pricing changes for Internet-based advertising;

    - the timing of initial set-up, engineering or development fees that may be paid in connection with larger advertising and distribution arrangements;

    - technical difficulties with respect to the use of Yahoo! or other online media properties we develop;

    - costs incurred with respect to acquisitions;

    - negative general economic conditions and resulting effects on media spending; and

    - economic conditions specific to the Internet and online media.

    As a strategic response to changes in the competitive environment, we may from time to time make certain pricing, service or marketing decisions that may adversely affect our profitability in a given quarterly or annual period.

    Our advertising revenue is subject to seasonal fluctuations. Historically, advertisers have spent less in the first and third calendar quarters. The level of use of our online properties is also seasonal. User traffic on Yahoo! online media properties has historically been lower during the summer and during year-end vacation and holiday periods.

THE RATE STRUCTURE OF SOME OF OUR ADVERTISING CONTRACTS EXPOSES US TO POTENTIALLY SIGNIFICANT FINANCIAL RISKS.

    A key element of our strategy is to generate advertising revenues through sponsored services and placements by third parties in our online media properties in addition to banner advertising. In connection with these arrangements, we may receive sponsorship fees as well as a portion of transaction revenues received by the sponsor from users originated through the Yahoo! placement, in return for minimum levels of user impressions to be provided by us. These arrangements expose us to potentially significant financial risks, including the following:

    - if we fail to deliver required minimum levels of user impressions or "click throughs," our fee may be adjusted downwards;

    - the sponsors may not renew the agreements at the end of their term or they may renew at lower rates; and

    - the arrangements may not generate anticipated levels of shared transaction revenue, or sponsors may default on the payment commitments in such agreements (as has occurred in the past).

    As a result of these financial risks, we cannot guarantee that we will achieve significant revenue from these sponsorship arrangements. In addition, because we have limited experience with these arrangements, we are unable to determine what effect they will have on gross margins and results of operations. Although transaction-based fees have not to date represented a material portion of our net revenues, if and to the extent such revenues become significant, there could be greater variations in our quarterly operating results.

WE ARE IN A HIGHLY COMPETITIVE INDUSTRY; SOME OF OUR COMPETITORS MAY BE MORE SUCCESSFUL THAN WE ARE IN ATTRACTING AND RETAINING CUSTOMERS.

    The market for Internet products and services is highly competitive. There are no substantial barriers to entry in these markets, and we expect that competition will continue to intensify. Negative competitive developments could have a material adverse effect on our business and on the trading price of our stock.

    We compete with many other providers of online navigation, information and community services. As we expand the scope of our Internet services, we will compete directly with a greater number of Internet sites and other media companies across a wide range of different online services. We also compete in vertical markets where competitors may have advantages in expertise, brand recognition, and other factors. In addition, we compete with metasearch services and software applications that allow a user to search the databases of several directories and catalogs simultaneously. We also compete indirectly with database vendors that offer information search and retrieval capabilities with their core database products. Many companies offer competitive products or services addressing Web navigation, information and community services, including:

    - America Online, Inc. (NetFind);

    - CNET, Inc. (Snap);

    - Compaq/Digital Equipment Corporation (AltaVista);

    - Excite, Inc. (including WebCrawler);

    - Infoseek Corporation (including Go network);

    - Inktomi Corporation;

    - Lycos, Inc. (including HotBot and Tripod);

    - Microsoft Corporation (msn.com); and

    - Netscape Communications Corporation (Netcenter).

    A large number of Web sites and online services, such as the Microsoft Network, AOL, and Netscape (Netcenter); other Web navigation companies such as Excite, Lycos, and Infoseek; and high-traffic e-commerce merchants such as Amazon.com, Inc. also offer or are expected to offer informational and community features that may be competitive with the services we offer. For example, Netscape recently significantly enhanced its Netcenter service as a "gateway" Web site through commercial relationships with certain of its competitors, including Excite. A number of companies, including Hotmail (acquired by Mircosoft) and WhoWhere? Inc. (acquired by Lycos), offer Web-based email services similar to those we offer. These companies are expected to continue to provide such services in tandem with larger navigational sites and online services. AOL recently acquired Mirabilis, a provider of "ICQ" instant Internet messaging software and services that compete with our Yahoo! Pager service. The ICQ user base will provide AOL with an additional platform for distribution of AOL's other navigation, information and communications services that compete with us. Several companies, including Microsoft and AOL, also are developing or currently offer online information services for local markets, which compete with our regional online properties. As a result of our acquisition of Viaweb Inc., we face competition in the market for hosting online merchant stores, including companies such as iCat Corporation and Open Market, Inc. We also face intense competition in international markets, including from U.S. companies, media and online companies, Internet service providers and telecommunications companies that are already well established in those foreign markets and in some cases are monopolies. In order to effectively compete, we may need to expend significant internal engineering resources or acquire other technologies and companies to provide such capabilities. Any of these efforts could be dilutive to our shareholders.

MARKET CONSOLIDATION MAY CREATE MORE FINANCIALLY FORMIDABLE COMPETITORS.

    In the past several months, there have been a number of significant acquisitions and strategic plans announced among and between these companies. These include:

    - The Walt Disney Company acquiring a significant interest in Infoseek;

    - AOL acquiring Netscape;

    - @Home Networks, a provider of high speed internet access serving the cable television infrastructure and the largest shareholder of which is AT&T, acquiring Excite;

    - NBC acquiring an interest in Snap, a subsidiary of CNET;

    - USA Networks and Ticketmaster Online-CitySearch announcing that they intend to combine their services with Lycos; and

    - Compaq, a computer manufacturer, announcing that it intends to spinoff AltaVista into a separate independent entity through an initial public offering.

The effect of these completed and pending acquisitions and strategic plans on Yahoo! cannot be predicted with certainty, but all of these competitors are aligned with companies that are significantly larger or more well established than we are. As a result, each of them will have access to significantly greater financial, marketing and, in certain cases, technical resources than we do. For example, assuming that its acquisition by @Home Networks is approved, Excite will significantly enhance its access to knowledge about broadband transmission technology.

    These acquisitions, if consummated, will also result in many of these companies gaining access to significantly greater marketing resources. For example, the combination of Lycos with USA Networks and Ticketmaster Online-CitySearch will permit Lycos to access significant television and product fulfillment resources for marketing and other purposes. In addition, Infoseek and The Walt Disney Company recently entered into an agreement whereby Disney gains a significant interest in Infoseek. The parties have introduced a portal and navigation service entitled Go.com, which is supported by Disney's substantial promotional and media resources. Similarly, Snap, by virtue of its relationship with NBC, has and will continue to be supported by NBC's substantial promotional and media resources. Several large media companies, including both Time Warner, Inc. and CBS, have announced that they are contemplating Internet navigation services and are attempting to become "gateway" sites for Web users. These and other competitors are expected to continue to make substantial marketing expenditures to promote their online properties. We may be required to increase our sales and marketing expenditures significantly in response to these efforts, which may materially impair our operating results and may not be successful.

    The recent acquisitions noted above will result in greater competition as they consolidate more users of the Internet on a single service and incorporate search and retrieval features other than Yahoo! into their offerings. In addition, providers of software and other Internet products and services are incorporating search and retrieval features into their offerings. For example, Web browsers offered by Netscape and Microsoft increasingly incorporate prominent search buttons that direct search traffic to competing services. These features could make it more difficult for Internet users to find and use our products and services. Netscape recently announced an agreement with Excite under which Excite will be the most prominent navigational service within the Netcenter website. In the future, Netscape, Microsoft and other browser suppliers may also more tightly integrate products and services similar to ours into their browsers or their browsers' pre-set home pages. In addition, entities that sponsor or maintain high-traffic websites or that provide an initial point of entry for Internet users, such as the regional telephone operating companies, long-distance providers and cable companies such as AT&T/ TCI through @Home Networks and Excite or Internet Service Providers ("ISPs") such as Microsoft and AOL, currently offer and could further develop, acquire or license Internet search and navigation functions and community and communications services that compete with those we offer. Another example is the recently announced arrangement that will result in Compaq including prominent links to Alta Vista with many of the computers which it sells. Any of these companies could take actions that would make it more difficult for consumers to find and use Yahoo! services. For example, Microsoft recently announced that it will feature and promote Internet search services provided by Alta Vista and signed a long term partnership with LookSmart to provide directory services in the Microsoft Network and other Microsoft online properties. We expect that such search services may be tightly integrated into future versions of the Microsoft operating system, the Internet Explorer browser, and other software applications, and that Microsoft will promote such services within the Microsoft Network or through other Microsoft affiliated end-user services such as MSNBC or WebTV Networks. Compaq and Microsoft may have a competitive advantage because their Internet navigational offerings are more conveniently accessed by users.


INCREASED COMPETITION MAY EXERT DOWNWARD PRICING PRESSURE ON OUR ADVERTISING CONTRACTS.


    We compete with online services, other website operators and advertising networks, as well as traditional offline media such as television, radio and print for a share of advertisers' total advertising budgets. We believe that the number of companies selling Web-based advertising and the available inventory of advertising space has recently increased substantially. Accordingly, we may face increased pricing pressure for the sale of advertisements, which could reduce our advertising revenues. In addition, our sales may be adversely affected to the extent that our competitors offer superior advertising services that better target users or provide better reporting of advertising results.


MANY OF OUR COMPETITORS CAN SPEND MORE MONEY PROMOTING AND ENHANCING THEIR ONLINE PROPERTIES THAN WE CAN.


    Many of our existing competitors, as well as a number of potential new competitors, have significantly greater financial, technical, marketing and distribution resources than we do. In addition, providers of Internet tools and services may be acquired by, receive investments from, or enter into other commercial relationships with larger, well-established and well-financed companies, such as Microsoft and AOL. For example, a version of the Excite service (AOL NetFind) has been designated as the exclusive Internet search service for use by AOL's subscribers. It is difficult to predict with certainty what the effects will be of the acquisition of Netscape by AOL or Excite by @Home Networks, but it will likely increase competitive pressures on us in several respects, including their additional access to end users and the ability to provide a more comprehensive offering to advertisers and sponsors. In addition, well-established traditional media companies may acquire, invest or otherwise establish commercial relationships with our competitors, such as NBC's recent investment in CNET's Snap service, Disney's investment in Infoseek or USA Network's and Ticketmaster Online--CitySearch's combination of their services with Lycos. These larger companies may use their substantial media resources to promote and enhance their own services. Greater competition resulting from such relationships could have a material adverse effect on our business, operating results, and financial condition.


WE DEPEND ON CONTINUED GROWTH IN THE USE OF THE INTERNET TO SUPPORT OUR REVENUE MODEL.



    Our future success is dependent upon continued growth in the use of the Internet and the Web in order to support the sale of advertising on our online media properties. Web-based advertising is relatively new, and it is difficult to predict the extent of further growth, if any, in Web advertising expenditures. The Internet may not prove to be a viable commercial marketplace for a number of reasons, including lack of acceptable security technologies, potentially inadequate development of the necessary infrastructure, or timely development and commercialization of performance improvements. To the extent that the Internet continues to experience significant growth in the number of users and level of use, the Internet infrastructure may not be able to support the demands placed upon it by such growth and the performance or reliability of the Web may be adversely affected, which could negatively impact our ability to sell advertising.



THE INTERNET IS CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGES AND WE MUST ADAPT QUICKLY TO THESE CHANGES TO COMPETE EFFECTIVELY.


    The market for Internet products and services is characterized by rapid technological developments, evolving industry standards and customer demands, and frequent new product introductions and enhancements. To the extent that higher bandwidth Internet access becomes more widely available through cable modems or other technologies, we may be required to make significant changes to the design and content of our online properties in order to compete effectively. Failure to effectively adapt to these or any other technological developments could adversely affect our business, operating results, and financial condition.


THE MARKET FOR OUR PRODUCTS IS NEW, AND THE GROWTH IN MARKET ACCEPTANCE FOR THESE PRODUCTS IS UNCERTAIN.


    The markets for our products and media properties have only recently begun to develop, are rapidly evolving, and are increasingly competitive. Demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty and risk. It is difficult for us to predict whether, or how fast, these markets will grow. We cannot guarantee either that the market for our products and media properties will continue to develop or that demand for our products or media properties will be sustainable. If the market develops more slowly than expected or becomes saturated with competitors, or if our products and media properties do not sustain market acceptance, our business, operating results, and financial condition will be materially and adversely affected.


WE MUST DEVELOP AND MAINTAIN A "BRAND IDENTITY" FOR OUR PRODUCTS IN ORDER TO ATTRACT AND EXPAND OUR USER AND ADVERTISER BASE.


    We believe that establishing and maintaining the Yahoo! brand is a critical aspect of our efforts to attract and expand our user and advertiser base. We also believe that the importance of brand recognition will increase due to the growing number of Internet sites and the relatively low barriers to entry. Promotion and enhancement of the Yahoo! brand will depend largely on our success in providing high-quality products and services. In order to attract and retain Internet users and to promote and maintain the Yahoo! brand, we may find it necessary to increase expenditures devoted to creating and maintaining brand loyalty. In the event of any breach or alleged breach of security or privacy involving our services, or if any third party undertakes illegal or harmful actions utilizing our community, communications or commerce services, we could suffer substantial adverse publicity and impairment of our brand and reputation. If we are unable to provide high-quality products and services or otherwise fail to promote and maintain our brand, or if we incur excessive expenses in an attempt to improve our products and services or promote and maintain our brand, our business, operating results, and financial condition will be materially and adversely affected.


WE DERIVE A MAJORITY OF OUR REVENUES FROM THE SALE OF ADVERTISING, BUT BUSINESSES MAY NOT ADOPT THE WEB AS AN ADVERTISING MEDIUM.


    We derive a majority of our revenues from the sale of advertisements on our Web pages. Most of our advertising customers have limited experience with the Web as an advertising medium. Our ability to generate significant advertising revenues will depend upon:

    - advertisers' acceptance of the Web as an effective and sustainable advertising medium;

    - the development of a large base of users of our services possessing demographic characteristics attractive to advertisers; and

    - our ability to continue to develop and update effective advertising delivery and measurement systems.

    No standards have yet been widely accepted for the measurement of the effectiveness of Web-based advertising. We cannot guarantee that such standards will develop sufficiently to support Web-based advertising as a significant advertising medium. Nor can we guarantee that the advertisers will determine that banner advertising, which comprises the majority of our revenues, is an effective advertising medium. We may not be able to effectively transition to any other forms of Web-based advertising, should such other forms prove more popular. Certain advertising filter software programs are available that limit or remove advertising from an Internet user's desktop. Such software, if generally adopted by users, may have a materially adverse effect upon the viability of advertising on the Internet. Our advertising customers may not accept the internal and third-party measurements of impressions received by advertisements on Yahoo! online media properties; such measurements may contain errors. We rely primarily on our internal advertising sales force for domestic advertising sales, which involves additional risks and uncertainties, including risks associated with the recruitment, retention, management, training, and motivation of sales personnel. As a result of these factors, we may not be able to sustain or increase current advertising sales levels. Failure to do so will have a material adverse effect on our business, operating results, and financial position.


THE SUCCESSFUL OPERATION OF OUR BUSINESS DEPENDS UPON THE SUPPLY OF CRITICAL ELEMENTS FROM OTHER COMPANIES.


    We depend substantially upon third parties for several critical elements of our business including technology and infrastructure, content development, and distribution activities.

    TECHNOLOGY AND INFRASTRUCTURE. In May 1998, we entered into an agreement with Inktomi under which Inktomi will provide text-based Web search results to complement our directory and navigational guide. We will depend substantially upon ongoing maintenance and technical support from Inktomi to ensure accurate and rapid presentation of such search results to our customers. If Inktomi were to prematurely terminate their agreement with us or fail to renew it, we would have to make substantial expenditures to develop or license replacement technology. This also could result in lower levels of use of our navigational services. We rely on a private third-party provider, Frontier GlobalCenter, Inc., for our principal Internet connections. Email and other service Internet connections are provided by GTE.

Any disruption in the Internet access provided by these third-party providers or any failure of these third-party providers to handle current or higher volumes of use could have a material adverse effect on our business, operating results, and financial condition. We license technology and related databases from third parties for certain elements of Yahoo! properties, including, among others, technology underlying the delivery of news, stock quotes and current financial information, chat services, street mapping, telephone listings, and similar services. We have experienced and expect to continue to experience interruptions and delays in service and availability for such elements, including recent interruptions in our stock quote services. Furthermore, we are dependent on hardware suppliers for prompt delivery, installation, and service of servers and other equipment to deliver our products and services. Any errors, failures, or delays experienced in connection with these third-party technologies and information services could negatively impact our relationship with users and adversely affect our brand and our business, and could expose us to liabilities to third parties.

    CONTENT DEVELOPMENT. A key element of our strategy involves the implementation of Yahoo!-branded media properties targeted for interest areas, demographic groups, and geographic areas. In these efforts, we rely on content development and localization efforts of third parties. For example, we have entered into an agreement with Ziff-Davis under which Ziff-Davis publishes an online publication and a print magazine under the Yahoo! brand. We also expect to rely on third-party affiliates, including SOFTBANK in Japan and Korea to localize, maintain, and promote these services and to sell advertising in local markets. We cannot guarantee that our current or future third-party affiliates will effectively implement these properties, or that their efforts will result in significant revenue to us. Any failure of these parties to develop and maintain high-quality and successful media properties also could hurt the Yahoo! brand. Certain of these arrangements also require us to integrate third parties' content with our services, which can require significant programming and design efforts. In addition, we have granted exclusivity provisions to certain third parties, and may in the future grant additional exclusivity provisions. Such exclusivity provisions may have the effect of preventing us, while they are in force, from accepting advertising or sponsorship arrangements within a particular subject matter with respect to portions of our network of media properties.

    DISTRIBUTION RELATIONSHIPS. In order to create traffic for our online properties and make them more attractive to advertisers and consumers, we have certain distribution agreements and informal relationships with leading Web browser providers such as Microsoft and Netscape, operators of online networks and leading websites, and computer manufacturers, such as Compaq Computer and Gateway 2000. We believe these arrangements are important to the promotion of our online media properties, particularly among new Web users who may first access the Web through these browsers, services, websites, or computers. Our business relationships with these companies are intended to increase the use and visibility of Yahoo!. These distribution arrangements typically are not exclusive, and may be terminated upon little or no notice. Success of our online properties in international markets may require us to establish relationships with ISPs in various countries and regional markets, many of which have a dominant market share in their territories. In addition, in the future we may be required to establish relationships with providers of broad-based services. Even if sufficient distribution opportunities are available to us in the U.S. or abroad, third parties that provide distribution may assess fees or otherwise impose additional conditions on the listing of Yahoo! or our other online properties. Any failure to cost-effectively obtain distribution could have a material adverse effect on our business, results of operations, and financial condition.

    We recently announced a co-branding and distribution arrangement with AT&T (which superseded our previous agreement with MCI Internet) under which we will provide a Web-based online service in conjunction with dial-up Internet access provided by AT&T WorldNet Service. In this arrangement, we will depend on AT&T for effective marketing and promotion efforts and the provision of competitive Internet access service to customers. Any failure by AT&T in these respects could materially impair the benefits we expect to receive from this arrangement, and could negatively affect the Yahoo! brand. In addition, the acquisition of Excite by @Home Networks (a company whose largest stockholder will be

AT&T upon consummation of AT&T's acquisition of TCI) could adversely affect our relationship with AT&T.


TO BE SUCCESSFUL IN THE CONTINUALLY-EVOLVING MARKET FOR ONLINE SERVICES, WE MUST CONTINUE TO ENHANCE OUR PROPERTIES AND DEVELOP NEW ONES.


    To remain competitive, we must continue to enhance and improve the functionality, features, and content of the Yahoo! main site, as well as our other branded media properties. We may not be able to successfully maintain competitive user response times or implement new features and functions, which will involve the development of increasingly complex technologies. Personalized information services, such as our Web-based email services, message boards, stock portfolios and Yahoo! Clubs community features, require significantly greater expenses than our general services. We cannot guarantee that these additional expenses will be offset by additional revenues from personalized services.

    Our future success also depends in part upon the timely processing of website listings submitted by users and Web content providers, which have increased substantially in recent periods. We have, from time to time, experienced significant delays in the processing of submissions. Further delays could have a material adverse effect on our goodwill among Web users and content providers, and on our business.

    A key element of our business strategy is the development and introduction of new Yahoo!-branded online properties targeted for specific interest areas, user groups with particular demographic characteristics, and geographic areas. We may not be successful in developing, introducing, and marketing such products or media properties and such properties may not achieve market acceptance, enhance our brand name recognition, or increase user traffic. Furthermore, enhancements of or improvements to Yahoo! or new media properties may contain undetected errors that require significant design modifications, resulting in a loss of customer confidence and user support and a decrease in the value of our brand name. Our ability to successfully develop additional targeted media properties depends on use of Yahoo! to promote such properties. If use of Yahoo! does not continue to grow, our ability to establish other targeted properties would be adversely affected. If we fail to effectively develop and introduce new properties, or those properties fail to achieve market acceptance, our business, results of operations, and financial condition could be adversely affected.

OUR EQUITY INVESTMENTS IN OTHER COMPANIES MAY NOT YIELD THE RETURNS WE ANTICIPATED.

    We have made equity investments in affiliated companies that are involved in the commercialization of Yahoo!-branded online properties, such as versions of Yahoo! localized for foreign markets. These affiliated companies typically are in an early stage of development and may be expected to incur substantial losses. Our investments in such companies may not result in any return. As a result, we have recorded and expect to continue to record a share of the losses in such affiliates attributable to our ownership. We also have made equity investments in non-affiliated companies involved in the development of technologies or services that are complementary or related to our business, such as our recent investments in GeoCities, broadcast.com inc. (formerly known as AudioNet), Impulse Buy Network, CDnow, Inc., and E-Loan Inc. We intend to continue to make significant additional investments in such companies in the future. Losses resulting from such investments could have a material adverse effect on our operating results.

WE MUST MANAGE THE INTEGRATION OF RECENTLY-ACQUIRED COMPANIES SUCCESSFULLY IN ORDER TO ACHIEVE OUR DESIRED RESULTS.

    Our recent growth has placed a significant strain on our managerial, operational, and financial resources. To manage our growth, we must continue to implement and improve our operational and financial systems and to expand, train, and manage our employee base. The process of managing advertising within large, high traffic websites such as ours is an increasingly important and complex task. We rely on both internal and licensed third-party advertising inventory management and analysis systems. To the extent that any extended failure of our advertising management system results in incorrect advertising insertions, we may be exposed to "make good" obligations with our advertising customers, which, by displacing advertising inventory, could defer advertising revenues. Failure of our advertising management systems to effectively scale to higher levels of use or to effectively track and provide accurate and timely reports on advertising results also could negatively affect our relationships with advertisers. Our systems, procedures, or controls may not be adequate to support our operations. Our management may not be able to achieve the rapid execution necessary to fully exploit our market opportunity. Any inability to effectively manage growth could have a material adverse effect on our business, operating results, and financial condition.

    As part of our business strategy, we have completed several acquisitions and expect to enter into additional business combinations and acquisitions. We recently signed an agreement to acquire GeoCities, which is expected to be completed in the second quarter of 1999. The consummation of this acquisition is subject to certain conditions. We expect to record a one-time accounting charge in the second quarter of 1999 relating to expenses for this acquisition. See "Risks Related to the GeoCities Merger" below. Acquisition transactions are accompanied by a number of risks, including:

    - the difficulty of assimilating the operations and personnel of the acquired companies;

    - the potential disruption of our ongoing business and distraction of management;

    - the difficulty of incorporating acquired technology or content and rights into our products and media properties;

    - the correct assessment of the relative percentages of in-process research and development expense which can be immediately written off as compared to the amount which must be amortized over the appropriate life of the asset;

    - the failure to successfully develop an acquired in-process technology could result in the impairment of amounts currently capitalized as intangible assets;

    - unanticipated expenses related to technology integration;

    - the maintenance of uniform standards, controls, procedures and policies;

    - the impairment of relationships with employees and customers as a result of any integration of new management personnel; and

    - the potential unknown liabilities associated with acquired businesses.

We may not be successful in addressing these risks or any other problems encountered in connection with such acquisitions.


WE ARE EXPANDING INTO INTERNATIONAL MARKETS IN WHICH WE HAVE LIMITED EXPERIENCE AND, AS A RESULT, WE MAY NOT BE ABLE TO DEVELOP SUCCESSFUL LOCALIZED VERSIONS OF OUR SERVICE FOR THESE MARKETS.


    A key part of our strategy is to develop Yahoo!-branded online properties in international markets. We have developed and operate, through joint ventures with SOFTBANK and related entities, versions of Yahoo! localized for Japan, Germany, France, the United Kingdom, and Korea. We operate localized or mirror versions of Yahoo! through wholly-owned subsidiaries in Australia, Denmark, Italy, Norway, Sweden, and Singapore. We also offer Yahoo! guides in Spanish and Mandarin Chinese.

    To date, we have only limited experience in developing localized versions of our products and marketing and operating our products and services internationally. We rely on the efforts and abilities of our foreign business partners in such activities. We also believe that in light of substantial anticipated competition, we will need to move quickly into international markets in order to effectively obtain market share. We may not be able to do so. We expect to continue to experience higher costs as a percentage of revenues in connection with international online properties. International markets we have selected may not develop at a rate that supports our level of investment. In particular, international markets may be slower in adoption of the Internet as an advertising and commerce medium. We may experience difficulty in managing international operations as a result of distance as well as language and cultural differences. We or our partners may not be able to successfully market and operate our products and services in foreign markets. In addition, in a number of international markets we face substantial competition from ISPs, some of which have a dominant market share in their territories, that offer or may offer their own navigational service.

    In addition to uncertainty about our ability to continue to generate revenues from our foreign operations and expand our international presence, there are certain risks inherent in doing business on an international level, including:

    - unexpected changes in regulatory requirements;

    - trade barriers;

    - difficulties in staffing and managing foreign operations;

    - longer payment cycles;

    - currency exchange rate fluctuations;

    - problems in collecting accounts receivable;

    - political instability;

    - export restrictions;

    - export controls relating to encryption technology;

    - seasonal reductions in business activity in certain other parts of the world; and

    - potentially adverse tax consequences.

One or more of these factors could have a material adverse effect on our future international operations and, consequently, on our business, operating results, and financial condition.


RISKS RELATED TO OUR PROPOSED MERGER WITH GEOCITIES


THE MARKET PRICE OF OUR COMMON STOCK COULD DECLINE AS A RESULT OF THE MERGER.

    The market price of our common stock could decline as a result of the merger if:

    - the integration of Yahoo! and GeoCities is unsuccessful;

    - the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial analysts; or

    - the effect of the merger on the combined company financial results is not consistent with the expectations of financial analysts.

THE MERGER IS INTENDED TO QUALIFY AS A POOLING OF INTERESTS AND FINANCIAL RESULTS WOULD BE NEGATIVELY AFFECTED BY THE FAILURE TO SO QUALIFY.

    We intend to account for the merger under the pooling of interest accounting and financial reporting rules. To qualify the merger as a pooling of interests for accounting purposes, Yahoo! and GeoCities and their respective affiliates must meet the criteria for pooling of interests accounting established in opinions published by the Accounting Principles Board and interpreted by the Financial Accounting Standards Board and the Commission. These opinions are complex and the interpretation of them is subject to change. Consummation of the merger is conditioned, among other things, upon our receipt of a customary "pooling letter" from our independent accountants and GeoCities' independent accountants.

    However, the availability of pooling of interests accounting treatment for the merger depends in part, upon circumstances and events occurring after the effective date of the merger. For example, there must be no significant changes in the business of the combined company, including significant dispositions of assets, for a period of two years following the effective time. Further, affiliates of Yahoo! and GeoCities must not sell, or otherwise reduce their risk with respect to, any shares of either Yahoo! and GeoCities capital stock, except for a small number as defined by certain Commission rules and regulations, during the period beginning 30 days before the effective date and continuing until the day that Yahoo! publicly announces financial results covering at least 30 days of combined operations of Yahoo! and GeoCities after the merger. If the merger is completed and the effective date occurs during May 1999, we expect that such combined financial results would be published in July 1999. If affiliates of Yahoo! or GeoCities sell their shares of Yahoo! common stock prior to that time despite a contractual obligation not to do so, the merger may not qualify for accounting as a pooling of interests for financial reporting purposes. The failure of the merger to qualify for pooling of interests accounting treatment for financial reporting purposes for any reason would materially and adversely affect our reported earnings and likely, the price of our common stock.


IF THE MERGER FAILS TO RECEIVE REGULATORY OR SHAREHOLDER APPROVAL, THE MERGER WOULD NOT BE CONSUM-
MATED, WHICH COULD DECREASE THE PRICE OF OUR COMMON STOCK.


    The consummation of the merger is subject to a number of conditions including approval by the stockholders of GeoCities and certain regulatory approvals. We cannot provide any assurance that all conditions upon which the merger is contingent will be met. If the merger is not consummated for any reason, the trading price of our stock could be materially adversely affected. In addition, if the merger is not consummated, then the attention and effort devoted to the integration of the two companies will have significantly diverted management's attention from other important issues, and could have a material adverse impact on us in the future.

INDUSTRY RISKS


OUR HARDWARE AND SOFTWARE SYSTEMS MAY FAIL TO PROVIDE USERS WITH SATISFACTORY ACCESS TO OUR ONLINE PROPERTIES, WHICH COULD REDUCE OUR USER AND ADVERTISER BASE.



    We are dependent on our ability to effectively serve a high volume of use of our online media properties. Accordingly, the performance of our online media properties is critical to our reputation, our ability to attract advertisers to our websites, and to achieve market acceptance of our products and media properties. Any system failure that causes an interruption or an increase in response time of our products and media properties could result in less traffic to our websites and, if sustained or repeated, could reduce the attractiveness of our products and media properties to advertisers and licensees. An increase in the volume of queries conducted through our products and media properties could strain the capacity of the software or hardware we have deployed, which could lead to slower response time or system failures. In addition, as the number of Web pages and users increase, our products and media properties and infrastructure may not be able to scale accordingly. Personalized information services, such as Web-based email and calendaring services, involve increasingly complex technical and operational challenges that may strain our development and operational resources. We may not be able to successfully implement and scale such services to the extent required by any growth in the number of users of such services. If our hardware or software systems fail to provide users with satisfactory access to our online properties, our brand and reputation could be adversely affected.

OUR OPERATIONS COULD BE SIGNIFICANTLY HINDERED BY THE OCCURRENCE OF A NATURAL DISASTER OR OTHER CATASTROPHIC EVENT.


    Our operations are susceptible to outages due to fire, floods, power loss, telecommunications failures, break-ins, and similar events. In addition, substantially all of our network infrastructure is located in Northern California, an area susceptible to earthquakes. We do not have multiple site capacity in the event of any such occurrence. Despite our implementation of network security measures, our servers are vulnerable to computer viruses, break-ins, and similar disruptions from unauthorized tampering with our computer systems. We do not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any of these events. Such events could have a material adverse effect on our business, operating results, and financial condition.


OUR INTELLECTUAL PROPERTY RIGHTS ARE COSTLY AND DIFFICULT TO PROTECT.


    We regard our copyrights, trademarks, trade dress, trade secrets, and similar intellectual property as critical to our success. We rely upon trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. We have obtained the registration for certain of our trademarks, including "Yahoo!" and "Yahooligans!". Effective trademark, copyright, and trade secret protection may not be available in every country in which our products and media properties are distributed or made available through the Internet. We have licensed in the past, and may license in the future, elements of our distinctive trademarks, trade dress, and similar proprietary rights to third parties. While we attempt to ensure that the quality of our brand is maintained by our licensees, our licensees may take actions that could materially and adversely affect the value of our proprietary rights or the reputation of our products and media properties. We are aware that third parties have, from time to time, copied significant portions of Yahoo! directory listings for use in competitive Internet navigational tools and services. The distinctive elements of Yahoo! may not be protectible under copyright law. We cannot guarantee that the steps we have taken to protect our proprietary rights will be adequate.


WE MAY BE SUBJECT TO INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS, WHICH ARE COSTLY TO DEFEND AND COULD LIMIT OUR ABILITY TO USE CERTAIN TECHNOLOGIES IN THE FUTURE.


    Many parties are actively developing search, indexing, e-commerce and other Web-related technologies. We believe that these parties will continue to take steps to protect these technologies, including seeking patent protection. As a result, we believe that disputes regarding the ownership of these technologies are likely to arise in the future. For example, we are aware that a number of patents have been issued in the areas of electronic commerce, online auctions, Web-based information indexing and retrieval (including patents recently issued to one of our direct competitors), online direct marketing, fantasy sports, common Web graphics formats and mapping technologies. We anticipate that additional third-party patents will be issued in the future. From time to time parties assert patent infringement claims against us in the form of letters, lawsuits and other forms of communications. In addition to patent claims, third parties may assert claims against us alleging infringement of copyrights, trademark rights, trade secret rights or other proprietary rights or alleging unfair competition. In the event that we determine that licensing patents or other proprietary rights is appropriate, we cannot guarantee that we would be able to license such proprietary rights on reasonable terms or at all. We may incur substantial expenses in defending against third party infringement claims regardless of the merit of such claims. In the event that there is a determination that we have infringed third-party proprietary rights, we could incur substantial monetary liability and be prevented from using the rights in the future. In addition, we are aware of lawsuits filed against two of our competitors regarding the presentment of advertisements in response to search requests on "keywords" that may be trademarks of third parties. It is not clear what, if any, impact an adverse ruling in these recently filed lawsuits would have on us.

WE DEPEND ON KEY PERSONNEL, WHO MAY NOT CONTINUE TO WORK FOR US.

    We are substantially dependent on the continued services of our key personnel, including our chief executive officer, chief financial officer, chief operating officer, chief technical officer, our vice presidents in charge of business development, sales and production and our senior engineers. Each of these individuals has acquired specialized knowledge and skills with respect to Yahoo! and its operations. As a result, if any of these individuals were to leave Yahoo!, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any such successor obtains the necessary training and experience. We expect that we will need to hire additional personnel in all areas. The competition for qualified personnel in our industry is intense, particularly in the San Francisco Bay Area, where our corporate headquarters are located. At times, we have experienced difficulties in hiring personnel with the right training or experience, particularly in technical areas. We do not maintain key person life insurance for any of our personnel. If we do not succeed in attracting new personnel, or retaining and motivating existing personnel, our business will be adversely affected.


WE ARE SUBJECT TO U.S. AND FOREIGN GOVERNMENT REGULATION OF THE INTERNET, THE IMPACT OF WHICH MAY BE DIFFICULT TO PREDICT.


    There are currently few laws or regulations directly applicable to the Internet. Due to the increasing popularity and use of the Internet, it is possible that laws and regulations may be adopted, covering issues such as user privacy, defamation, pricing, taxation, content regulation, quality of products and services, and intellectual property ownership and infringement. Such legislation could expose us to substantial liability. Such legislation could also dampen the growth in use of the Web, decrease the acceptance of the Web as a communications and commercial medium, or require us to incur significant expense in complying with any new regulations. Other nations, including Germany, have taken actions to restrict the free flow of material deemed to be objectionable on the Web. The European Union has recently adopted privacy and copyright directives that may impose additional burdens and costs on our international operations. In addition, several telecommunications carriers, including America's Carriers' Telecommunications Association, are seeking to have telecommunications over the Web regulated by the FCC in the same manner as other telecommunications services. Because the growing popularity and use of the Web has burdened the existing telecommunications infrastructure and many areas with high Web use have begun to experience interruptions in phone service, local telephone carriers, such as Pacific Bell, have petitioned the FCC to regulate ISPs and OSPs and to impose access fees. Increased regulation or the imposition of access fees could substantially increase the costs of communicating on the Web, potentially decreasing the demand for our products and media properties. A number of proposals have been made at the federal, state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce, and could adversely affect the Company's opportunity to derive financial benefit from such activities.

    Two recently passed federal laws could have an impact on our business. The Digital Millenium Copyright Act is intended to reduce the liability of online service providers for listing or linking to third-party websites that include materials that infringe copyrights or other rights of others. The Children's Online Protection Act and the Children's Online Privacy Act are intended to restrict the distribution of certain materials deemed harmful to children and impose additional restrictions on the ability of online services to collect user information from minors. We are currently reviewing this legislation, and cannot currently predict the effect, if any, that it will have on our business. They may impose significant additional costs on our business or subject us to additional liabilities.

    In addition, a number of other countries have announced or are considering additional regulation. For example, the European Commission is expected in the near future to propose a directive concerning the liability of online service providers for activities that take place using their services. Such laws and regulations could fundamentally impair our ability to provide Internet navigation or other services, or substantially increase the cost of doing so. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, copyright, defamation, obscenity, and personal privacy is uncertain. We may be subject to claims that our services violate such laws. Any such new legislation or regulation in the United States or abroad or the application of existing laws and regulations to the Internet could have a material adverse effect on our business, operating results, and financial condition.

    Due to the global nature of the Web, it is possible that the governments of other states and foreign countries might attempt to regulate our transmissions or prosecute us for violations of their laws. We might unintentionally violate such laws. Such laws may be modified, or new laws enacted, in the future. Any such developments could have a material adverse effect on our business, results of operations, and financial condition.

WE MAY BE SUBJECT TO LEGAL LIABILITY FOR OUR ONLINE SERVICES.

    We host a wide variety of services that enable individuals to exchange information, conduct business and engage in various online activities. The law relating to the liability of providers of these online services for activities of their users is currently unsettled. Claims could be made against us for defamation, negligence, copyright or trademark infringement, personal injury or other theories based on the nature and content of information that may be posted online by our users. These types of claims have been brought, and sometimes successfully pressed, against online service providers in the past. In addition, we could be exposed to liability with respect to the selection of listings that may be accessible through our Yahoo!-branded products and media properties, or through content and materials that may be posted by users in classifieds, message board, clubs, chat room, or other interactive community-building services. These claims might include, for example, that by providing hypertext links to websites operated by third parties, we are liable for copyright or trademark infringement or other wrongful actions by those third parties through their websites, or that we are responsible for legal injury caused by statements made to, or actions taken by, participants in our message board services, Yahoo! Clubs, or other community building services. It is also possible that if any information provided through our services, such as stock quotes, analyst estimates or other trading information, contains errors, third parties could make claims against us for losses incurred in reliance on that information. We offer Web-based email services, which expose us to potential risks, such as liabilities or claims resulting from unsolicited email ("spamming"), lost or misdirected messages, illegal or fraudulent use of email, or interruptions or delays in email service. Investigating and defending these types of claims is expensive, even to the extent the claims do not result in liability.

    We also periodically enter into arrangements to offer third-party products and services under the Yahoo! brand or via distribution on Yahoo! properties. For example, we recently announced an arrangement with broadcast.com, an Internet-based broadcast network, whereby links to broadcast.com's site and content will be distributed via Yahoo! properties. These business arrangements involve additional legal risks, such as potential liabilities for content posted by free home page users or made available by other third-party providers. We may be subject to claims concerning such services or content by virtue of our involvement in marketing, branding or providing access to these services, even if we do not ourselves host, operate, or provide these services. While our agreements with these parties often provide that we will be indemnified against such liabilities, such indemnification may not be adequate.

    In October 1998, we acquired Yoyodyne Entertainment, Inc., a direct marketing firm. Yoyodyne's business involves substantial use of sweepstakes, contests and similar promotional events in order to solicit user registration and involvement in direct marketing relationships. Sweepstakes and contests are subject to extensive government regulation throughout the world, including different regulatory schemes under states and territories in the United States, and may be subject to laws governing lotteries and gambling. Although we intend to operate these events to fall within exemptions from such laws, exemptions may not be available. In addition, we anticipate that in the near future substantial additional federal, state and international regulations may be adopted relating to user privacy and the collection and utilization of user information. To the extent that we do not effectively comply with these regulations, or if these regulations materially impair our ability to effectively utilize direct marketing, our business, results of operations, and financial condition could be materially and adversely affected.

OUR E-COMMERCE ACTIVITIES MAY EXPOSE US TO UNCERTAIN LEGAL RISKS AND POTENTIAL LIABILITIES.

    As part of our business, we enter into agreements with sponsors, content providers, service providers, and merchants under which we are entitled to receive a share of revenue from the purchase of goods and services by users of our online properties. These types of arrangements may expose us to additional legal risks and uncertainties, including potential liabilities to consumers of such products and services. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify the Company for all liability that may be imposed.

    We recently began offering a Yahoo!-branded VISA credit card, which includes a "rewards" program entitling card users to receive points that may be redeemed for merchandise, such as books or music. This arrangement exposes us to risks and expenses relating to compliance with consumer protection laws, loss of customer data, disputes over redemption procedures and rules, products liability, sales taxation and liabilities associated with any failure in performance by participating merchants.

    In June 1998, we completed the acquisition of Viaweb Inc., a provider of software and reporting tools for the operation of online commerce websites. We intend to use the Viaweb technology to host and promote online stores on behalf of third-party merchants, the operation and maintenance of which will be largely under the independent control of such merchants. These activities expose us to a number of additional risks and uncertainties, including:

    - potential liabilities for illegal activities that may be conducted by participating merchants;

    - products liability or other tort claims relating to goods or services sold through hosted commerce sites;

    - consumer fraud and false or deceptive advertising or sales practices;

    - breach of contract claims relating to merchant transactions;

    - claims that materials included in merchant sites or sold by merchants through these sites infringe third-party patents, copyrights, trademarks or other intellectual property rights, or are libelous, defamatory or in breach of third-party confidentiality or privacy rights;

    - claims relating to any failure of merchants to appropriately collect and remit sales or other taxes arising from e-commerce transactions; and

    - claims that may be brought by merchants as a result of their exclusion from our commerce services or losses resulting from any downtime or other performance failures in our hosting services.

    Although we maintain liability insurance, insurance may not cover these claims or may not be adequate. Even to the extent these types of claims do not result in material liability, investigating and defending the claims is expensive.

    We intend to significantly expand our online stores in the future, along with the services we offer to online store merchants. If we are unsuccessful in this expansion, our overall business will be adversely affected.

    In September 1998, we launched Yahoo! Auctions, a free service that hosts online auctions for a wide variety of goods and services. Auction services expose the Company to a number of significant additional risks. For example, while we do not pre-screen the types of goods offered on Yahoo! Auctions, we are aware that certain goods, such as alcohol, tobacco, firearms, adult material and other goods that may be subject to regulation by local, state or federal authorities may be traded on Yahoo! Auctions. We might not be able to prevent the unlawful exchange of goods on our service, and may be subject to civil or criminal liability for unlawful activities carried out by users through our service. In addition, while we take no responsibility for delivery of payment or goods to any user of Yahoo! Auctions, we anticipate that users who did not receive the purchase price or the goods that were to have been exchanged may register complaints with us or seek to hold us liable. We also anticipate that we will receive complaints from buyers as to the quality of the goods purchased through Yahoo! Auctions, as well as complaints alleging that comments posted by participants of the service concerning other participants are unfair or defamatory. Any claims or litigation arising from Yahoo! Auctions could be costly. Any negative publicity generated as a result of fraudulent or deceptive conduct by users of Yahoo! Auctions could damage our reputation and diminish the value of our brand name. We have also received in the past, and anticipate that we will receive in the future, communications claiming that certain items sold through Yahoo! Auctions, or text and images posted by users in auction listings, infringe third-party copyrights, trademarks or other intellectual property rights. While our user policies prohibit the sale of goods and posting of materials which may infringe third-party intellectual property rights, an allegation of infringement may result in costly litigation.


THE YEAR 2000 BUG COULD CAUSE OUR SOFTWARE PRODUCTS AND THOSE OF OUR SUPPLIERS TO MALFUNCTION, WHICH PREVENT OR LIMIT ACCESS TO OUR ONLINE PROPERTIES AND COULD BE COSTLY TO REMEDY.


    Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field and cannot distinguish 21st century dates from 20th century dates. These date code fields will need to distinguish 21st century dates from 20th century dates and, as a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements.

    YEAR 2000 ASSESSMENT. We are currently assessing the Year 2000 issue and expect to complete the program by the spring of 1999. We have not incurred material costs to date in this process, and currently do not believe that the cost of additional actions will have a material effect on our results of operations or financial condition. Although we currently believe that our systems are Year 2000 compliant in all material respects, our current systems and products may contain undetected errors or defects with Year 2000 date functions that may result in material costs. Although we are not aware of any material operational issues or costs associated with preparing our internal systems for the Year 2000, we may experience serious unanticipated negative consequences or material costs caused by undetected errors or defects in the technology used in our internal systems.

    THIRD PARTY EQUIPMENT AND SOFTWARE. In addition, we utilize third-party equipment, software and content, including non-information technology systems ("non-IT systems"), such as our security system, building equipment and non-IT systems embedded microcontrollers that may not be Year 2000 compliant. We are in the process of developing a plan to assess whether these third parties are adequately addressing the Year 2000 issue and whether any of our non-IT systems have material Year 2000 compliance problems. Failure of such third-party equipment, software or content to operate properly with regard to the year 2000 and thereafter could require us to incur unanticipated expenses to remedy any problems. We are also subject to external forces that might generally affect industry and commerce, such as utility or transportation company Year 2000 compliance failures and related service interruptions. Furthermore, the purchasing patterns of advertisers may be affected by Year 2000 issues as companies expend significant resources to correct their current systems for Year 2000 compliance. We do not currently have any information about the Year 2000 status of our advertising customers. However, these expenditures may result in reduced funds available for Web advertising or sponsorship of Web services.

    CONSEQUENCES OF YEAR 2000 MALFUNCTIONS. Despite efforts to address the Year 2000 risks, our business operations could be adversely affected by Year 2000 problems. Any such Year 2000 problems could result in:


    - significant downtime for, or inaccuracies in, one or more Yahoo! media properties, which could result in a loss of users and sponsorship;


    - deferral of revenue recognition on contracts in which we have warranted (or may in the future warrant) compliance with Year 2000 requirements;

    - an increase in the allocation of resources to address Year 2000 issues, which could result in decreased productivity in our core operations; or

    - an increase in litigation costs relating to losses suffered by others as a result of any Year 2000 malfunctions that affect our service.

    The occurrence of one or more of the foregoing could have a material adverse effect on our business, results of operations, and financial condition. We are in the process of developing a comprehensive contingency plan to address situations that may result if we are unable to achieve Year 2000 readiness of our critical operations. However, such contingency plan may not adequately address the Year 2000 risks.

INVESTMENT RISKS

OUR STOCK PRICE HAS HISTORICALLY BEEN VOLATILE, WHICH MAY MAKE IT MORE DIFFICULT FOR YOU TO RESELL SHARES WHEN YOU WANT AT PRICES YOU FIND ATTRACTIVE.

    The trading price of our stock has been and may continue to be subject to wide fluctuations. During 1998, the closing sale prices of our common stock on the Nasdaq Stock Market ranged from $14.52 to $137.75. The stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements of technological innovations or new products and media properties by us or our competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable, and news reports relating to trends in our markets. In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of the stock, regardless of our operating performance.

MANAGEMENT AND ONE LARGE SHAREHOLDER OWN 57% OF OUR STOCK; THEIR INTERESTS COULD CONFLICT WITH YOURS.

    As of December 31, 1998, our directors and executive officers, and their affiliates beneficially owned approximately 57% of our outstanding stock. As of December 31, 1998, SOFTBANK owned approximately 30% of our outstanding stock. As a result of their ownership, the directors, executive officers, and significant shareholders (including SOFTBANK) collectively are able to control all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in control of Yahoo!.

ANTI-TAKEOVER PROVISIONS COULD MAKE IT MORE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US.

    Our board of directors has the authority to issue up to 10,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the shareholders. The rights of the holders of common stock may be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of Yahoo! without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. We have no present plans to issue shares of preferred stock. Further, certain provisions of our charter documents, including provisions eliminating the ability of shareholders to take action by written consent and limiting the ability of shareholders to raise matters at a meeting of shareholders without giving advance notice, may have the effect of delaying or preventing changes in control or management of Yahoo!, which could have an adverse effect on the market price of the stock. In addition, our charter documents do not permit cumulative voting and provide that, at such time as we have at least six directors, the Yahoo! board of directors will be divided into two classes, each of which serves for a staggered two-year term, which may make it more difficult for a third-party to gain control of the Board of Directors.

PRIVATELY-SOLD SHARES ELIGIBLE FOR PUBLIC RESALE COULD HAVE A NEGATIVE EFFECT ON OUR STOCK PRICE.


    As of March 1, 1999, we had outstanding 202,325,813 shares of our common stock. As of December 31, 1998, there were outstanding options to purchase a total of 52,848,532 shares of our common stock under our stock option plans, including shares issued and options assumed in the recent acquisitions of Viaweb, WebCal, Yoyodyne and HyperParallel. Of these shares, an estimated number of 2,444,914 shares recently issued in connection with acquisitions and investments have been available for resale pursuant to registration statements previously filed by us with the SEC. 124,856 shares of our common stock will be available for resale pursuant to this registration statement. Sales of substantial amounts of these shares in the public market or the prospect of these sales could adversely affect the market price of our common stock.

                                USE OF PROCEEDS

    The proceeds from the sale of the common stock offered pursuant to this prospectus (the "Shares") are solely for the account of the selling shareholders. Accordingly, we will not receive any proceeds from the sale of the Shares from the selling shareholders.

                ISSUANCE OF COMMON STOCK TO SELLING SHAREHOLDERS

    On December 17, 1998, we issued an aggregate of 74,856 shares of common stock to the shareholders of HyperParallel, Inc. pursuant to a merger agreement. Under the terms of the merger agreement, HyperParallel became a wholly-owned subsidiary of Hype Parent Corporation, a Delaware corporation and wholly-owned subsidiary of Yahoo!.

    On January 15, 1999, we issued an aggregate of 50,000 shares of common stock to Log-Me-On.com, a Limited Liability Company, pursuant to an asset purchase agreement. Under the terms of the asset purchase agreement, we purchased substantially all of Log-Me-On's assets and assumed certain of its liabilities. Promptly after the asset purchase, Log-Me-On.Com dissolved and distributed its sole material asset, the 50,000 shares of Yahoo! common stock, to its members.

                              PLAN OF DISTRIBUTION

    Shares of common stock covered hereby may be offered and sold from time to time by the selling shareholders. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling shareholders may sell the Shares on the Nasdaq National Market, or in private sales at negotiated prices directly or through a broker. The selling shareholders and any underwriter, dealer or agent who participate in the distribution of such shares may be deemed to be "underwriters" under the Securities Act, and any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission under the Securities Act. We have agreed to indemnify the selling shareholders against certain liabilities arising under the Securities Act.

    Any broker-dealer participating in such transactions as agent may receive commissions from the selling shareholders (and, if acting as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the selling shareholders. Broker-dealers may agree with the selling shareholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling shareholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling shareholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or by a combination of such methods of sale or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

    We have advised the selling shareholders that the anti-manipulation rules under the Exchange Act may apply to sales of Shares in the market and to the activities of the selling shareholders and their affiliates. The selling shareholders have advised us that during such time as the selling shareholders may be engaged in the attempt to sell shares registered hereunder, they will:

    - not engage in any stabilization activity in connection with any of our securities;

    - not bid for or purchase any of our securities or any rights to acquire our securities, or attempt to induce any person to purchase any of our securities or rights to acquire our securities other than as permitted under the Exchange Act;

    - not effect any sale or distribution of the Shares until after the prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms thereof; and

    - effect all sales of Shares in broker's transactions through broker-dealers acting as agents, in transactions directly with market makers, or in privately negotiated transaction where no broker or other third party (other than the purchaser) is involved.

    The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act if any such broker-dealers purchase shares as principal.

    In order to comply with the securities laws of certain states, if applicable, our common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the common stock may not be sold unless such shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

    We have agreed to use our best efforts to maintain the effectiveness of this registration statement with respect to the shares of common stock offered hereunder by the selling shareholders until the earlier of the sale of such shares or January 15, 2000. No sales may be made pursuant to this prospectus after such date unless we amend or supplement this prospectus to indicate that we have agreed to extend such period of effectiveness. The selling shareholders may sell all, some or none of the shares of common stock offered hereunder.

                              SELLING SHAREHOLDERS


    All of the common stock registered for sale pursuant to this prospectus will be owned immediately after registration by the selling shareholders as the former shareholders of HyperParallel and Log-Me-On and all of the shares offered by the selling shareholders were acquired in connection with the HyperParallel merger and the Log-Me-On asset transfer respectively. Such shares do not exceed one percent (1%) of our outstanding capitalization as of the date of this prospectus. None of the selling shareholders has a material relationship with us, except that certain selling shareholders are or will be non-officer employees of HyperParallel or Yahoo!.


    The following table sets forth certain information known to us with respect to beneficial ownership of the Company's common stock as of January 22, 1999 by each selling shareholder. The following table assumes that the selling shareholders sell all of the Shares. We are unable to determine the exact number of Shares that actually will be sold.

    The number and percentage of shares beneficially owned is based on 202,325,813 shares outstanding at March 1, 1999 determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of January 22, 1999 through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

                                                         SHARES BENEFICIALLY OWNED                     SHARES BENEFICIALLY OWNED
                                                           PRIOR TO THE OFFERING     SHARES OFFERED        AFTER THE OFFERING
                                                         --------------------------      BY THIS      ----------------------------
SELLING SHAREHOLDERS                                      SHARES        PERCENT        PROSPECTUS       SHARES         PERCENT
-------------------------------------------------------  ---------  ---------------  ---------------  -----------  ---------------
Andrew Fyfe............................................        842         *                  842              0          *
Robert G. Sievert......................................        446         *                  446              0              *
Jeff Jones.............................................        682             *              682              0              *
John Gins..............................................        444             *              444              0              *
Kian-Tat Lim...........................................        868             *              868              0              *
Kenneth Reed...........................................        488             *              488              0              *
Lloyd Simpson, Jr......................................        450             *              450              0              *
Penny Hill.............................................        394             *              394              0              *
Stephen Goldsmith......................................        668             *              668              0              *
Susan Berry............................................        510             *              510              0              *
Tim Gerk...............................................        394             *              394              0              *
William Nowacki........................................      1,146             *            1,146              0              *
Ed Zyszkowski..........................................      2,030             *            2,030              0              *
Tara Lemmey............................................        104             *              104              0              *
Associated Venture Investors III, L.P..................      2,588             *            2,588              0              *
AVI Capital, L.P.......................................     20,394             *           20,394              0              *
AVI Silicon Valley Partners, L.P.......................        188             *              188              0              *
Dunn Family Trust......................................      2,356             *            2,356              0              *
Idanta Partners Ltd....................................     22,910             *           22,910              0              *
Joanne C. Knight.......................................         16             *               16              0              *
Marshall A. Smith......................................         16             *               16              0              *
Perscilla Faily Trust dated 6-27-96....................        536             *              214            322              *
Pur Kayastha Family Trust A dated 9-20-91..............        936             *              936              0              *
Pur Kayastha Family Trust B dated 9-20-91..............        140             *              140              0              *
WPP Group (UK) Ltd.....................................     15,492             *           15,492              0              *
Jonathan Huberman......................................        140             *              140              0              *
Tom Shafron............................................     16,666             *           16,666              0              *
David Shafron..........................................     11,668             *           11,668              0              *
Richard Riley..........................................     16,666             *           16,666              0              *
Christopher Staib......................................      5,000             *            5,000              0              *

------------------------

*   represents less than 1%

                                 LEGAL MATTERS

    The validity of the shares of common stock offered hereby will be passed upon by Venture Law Group, A Professional Corporation, Menlo Park, California, counsel to Yahoo!.

                                    EXPERTS

    The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Yahoo! Inc. for the year ended December 31, 1998 and the audited historical financial statements of Viaweb Inc. included in Yahoo! Inc.'s Form 8-K dated June 12, 1998 (as amended on June 18, 1998 and January 21, 1999) have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accounts, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We file the annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the registration statement as well as reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549, and at the following Regional Offices of the SEC: Seven World Trade Center, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. You can obtain copies from the public reference room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of certain fees. You can call the SEC at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC's World Wide Web site at http://www.sec.gov. Our common stock is quoted on the Nasdaq National Market. Reports, proxy and information statements and other information concerning Yahoo! Inc. may be inspected at The Nasdaq Stock Market at 1735 K Street, NW, Washington, D.C. 20006.

    The SEC allows us to "incorporate by reference" certain of our publicly-filed documents into this prospectus, which means that information included in these documents is considered part of this prospectus. Information that we file with the SEC subsequent to the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the selling shareholders have sold all the shares.

    The following documents filed with the SEC are incorporated by reference in this prospectus:

        1. Our Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 0-26822).


        2. Our Proxy Statement dated March 19, 1999, filed in connection with our May 14, 1999 Annual Meeting of Shareholders.


        3. Our Current Reports on Form 8-K, filed with the SEC on June 12, 1998 (as amended on June 18, 1998 and January 21, 1999), January 13, 1999 and January 29, 1999 (File No. 0-26822).

        4. The description of our common stock in our registration statement on Form 8-A, filed with the SEC on March 12, 1996 (File No. 0-026822).

    We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than the exhibits to those documents. You should direct any requests for documents to Andrea Klipfel, Investor Relations, 3420 Central Expressway, Santa Clara, California 95051, telephone: (408) 731-3300.

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The Registrant will bear no expenses in connection with any sale or other distribution by the selling shareholders of the shares being registered other than the expenses of preparation and distribution of this Registration Statement and the prospectus included in this Registration Statement. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission ("SEC") registration fee and the NASD listing fee.

SEC registration fee...............................................  $   5,845
Legal fees and expenses............................................  $  15,000
Accounting fees and expenses.......................................  $  10,000
NASD listing fee...................................................  $   4,000
Miscellaneous expenses.............................................  $   5,155
                                                                     ---------
    Total..........................................................  $  40,000
                                                                     ---------
                                                                     ---------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 317 of the California Corporations Code allows for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Article VII of the Registrant's Articles of Incorporation and Article VI of the Registrant's Bylaws provide for indemnification of the Registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the California Corporations Code. The Registrant has also entered into agreements with its directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors to the fullest extent not prohibited by law.

    In connection with this offering, the selling shareholders have agreed to indemnify the Registrant, its directors and officers and each such person who controls the Registrant, against any and all liability arising from inaccurate information provided to the Registrant by the selling shareholders and contained herein up to a maximum of the net proceeds received by the selling shareholders from the sale of their Shares hereunder.

ITEM 16. EXHIBITS.

 EXHIBITS.
-----------
       5.1   Opinion of Venture Law Group, A Professional Corporation

      23.1   Consent of PricewaterhouseCoopers LLP, Independent Accountants (see page II-4)

      23.2   Consent of Venture Law Group, A Professional Corporation (included in Exhibit 5.1)

     *24.1   Power of Attorney

------------------------

*   Previously Filed

ITEM 17. UNDERTAKINGS.

    The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

    (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

    (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, Yahoo! Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on March 23, 1999.


                                YAHOO! INC.

                                By:             */s/ GARY VALENZUELA
                                     ------------------------------------------
                                                   Timothy Koogle
                                        CHAIRMAN AND CHIEF EXECUTIVE OFFICER

    Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.


          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------
                                Chairman, Chief Executive
     */s/ GARY VALENZUELA         Officer and Director
------------------------------    (Principal Executive        March 23, 1999
        Timothy Koogle            Officer)

                                Senior Vice President,
                                  Finance and
     /s/ GARY VALENZUELA          Administration, and
------------------------------    Chief Financial Officer     March 23, 1999
       Gary Valenzuela            (Principal Financial
                                  Officer)

     */s/ GARY VALENZUELA       Vice President, Finance
------------------------------    (Chief Accounting           March 23, 1999
       James J. Nelson            Officer)

     */s/ GARY VALENZUELA
------------------------------  Director                      March 23, 1999
         Eric Hippeau

     */s/ GARY VALENZUELA
------------------------------  Director                      March 23, 1999
        Arthur H. Kern

     */s/ GARY VALENZUELA
------------------------------  Director                      March 23, 1999
        Michael Moritz

     */s/ GARY VALENZUELA
------------------------------  Director                      March 23, 1999
          Jerry Yang

     */s/ GARY VALENZUELA
------------------------------  President, Chief Operating    March 23, 1999
         Jeff Mallett             Officer and Director

   By: */s/ GARY VALENZUELA
------------------------------  Attorney-in-Fact              March 23, 1999
       Gary Valenzuela

                                                                    EXHIBIT 23.1

                       CONSENT OF INDEPENDENT ACCOUNTANTS


    We hereby consent to the incorporation by reference in the Prospectus constituting part of this Registration Statement on Form S-3 of our report dated January 8, 1999, except as to the stock split described in Note 1 and Note 10, which are as of February 8, 1999, appearing on page 39 of Yahoo! Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998. We also consent to the incorporation by reference of our report dated June 2, 1998, except as to Note 8, which is as of June 10, 1998, relating to the financial statements of Viaweb Inc. (a development stage enterprise), which appears in the Current Report on Form 8-K of Yahoo! Inc. dated June 12, 1998 (as amended June 18, 1998 and January 21, 1999). We also consent to the reference to us under the heading "Experts" in such Prospectus.



/s/ PricewaterhouseCoopers LLP
San Jose, California
March 23, 1999

                               INDEX TO EXHIBITS

  EXHIBIT
  NUMBER     DESCRIPTION
-----------  ----------------------------------------------------------------------------------------------
       5.1   Opinion of Venture Law Group, A Professional Corporation

      23.1   Consent of PricewaterhouseCoopers LLP, Independent Accountants (see page II-4)

      23.2   Consent of Venture Law Group, A Professional Corporation (included in Exhibit 5.1)

     *24.1   Power of Attorney

------------------------

*   Previously Filed